UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TELOS CORPORATION
12% Cumulative Exchangeable Redeemable Preferred Stock
(Title of Class of Securities)
87969B200
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87969B200

1	NAMES OF REPORTING PERSONS :

Athena Capital Management, Inc. Minerva Group, LP David P. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Athena Capital Management, Inc. - Delaware Minerva Group, LP - Delaware David P. Cohen - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes 7,433 shares owned individually and the shares beneficially owned by Minerva Group, LP)

	6	SHARED VOTING POWER:

Athena Capital Management, Inc. - 0

	7	SOLE DISPOSITIVE POWER:

Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes 7,433 shares owned individually and the shares beneficially owned by Minerva Group, LP)

	8	SHARED DISPOSITIVE POWER:

Athena Capital Management, Inc. - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Athena Capital Management, Inc. - 0
Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes shares owned individually and the shares beneficially owned by Athena Capital Management, Inc. and Minerva Group, LP)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Athena Capital Management, Inc. - 0%
Minerva Group, LP - 2.0%
David P. Cohen - 2.2% (includes shares owned individually and the shares beneficially owned by Athena Capital Management, Inc. and Minerva Group, LP)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Athena Capital Management, Inc. - IA Minerva Group, LP - PN David P. Cohen - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Telos Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

19886 Ashburn Road Ashburn, VA 20147

Item 2(a)	Name of Person Filing.

Athena Capital Management, Inc. Minerva Group, LP David P. Cohen

Item 2(b)	Address of Principal Business Office or, if none, Residence.

50 Monument Road, Suite 201 Bala Cynwyd, PA 19004

Item 2(c)	Citizenship.

David P. Cohen is a U.S. Citizen. The reporting entities are organized under Delaware law.

Item 2(d)	Title of Class of Securities.

12% Cumulative Exchangeable Redeemable Preferred Stock

Item 2(e)	CUSIP Number.

87969B200

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:
Athena Capital Management, Inc. - 0
Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes shares owned individually and the shares beneficially owned by Athena Capital Management, Inc. and Minerva Group, LP)

(b)	Percent of Class:
Athena Capital Management, Inc. - 0%
Minerva Group, LP - 2.0%
David P. Cohen - 2.2% (includes shares owned individually and the shares beneficially owned by Athena Capital Management, Inc. and Minerva Group, LP)

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes 7,433 shares owned individually and the shares beneficially owned by Minerva Group, LP)
(ii) Shared power to vote or to direct the vote: Athena Capital Management, Inc. - 0
(iii) Sole power to dispose or to direct the disposition of:
Minerva Group, LP - 61,943
David P. Cohen - 69,376 (includes 7,433 shares owned individually and the shares beneficially owned by Minerva Group, LP)

(iv) Shared power to dispose or to direct the disposition of: Athena Capital Management, Inc. - 0

Item 5	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHENA CAPITAL MANAGEMENT, INC.
Date: February 13, 2012

By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

MINERVA GROUP, LP
Date: February 13, 2012

By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

DAVID P. COHEN
Date: February 13, 2012

By:		David P. Cohen

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Sean W. McDowell, Beth N. Lowson, and Anne Mulcahy, each of The Nelson Law Firm, LLC, One North Broadway, Suite 712, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of February, 2012.

By:	/s/ David P. Cohen

David P. Cohen